Exhibit 99.1

ASM International N.V.

ASM International N.V. Announces CFO Not Nominated for Reappointment

Almere, The Netherlands, April 17, 2009 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) announced today that its Chief Financial Officer, Naud van der Ven, will not be nominated by the Supervisory Board for reappointment. This is because the Supervisory Board did not agree with the conditions requested by Mr. van der Ven for his reappointment. Mr. van der Ven’s present 4-year term of appointment therefore ends at the Annual General Meeting of Shareholders (AGM) on May 14, 2009. Mr. van der Ven claims severance in excess of his contractual entitlements. The Supervisory Board considers this claim inappropriate and will defend the Company’s position accordingly.

ASMI has started a search for a replacement for Mr. van der Ven. In the meantime, upon Mr. van der Ven’s departure, the CFO tasks will be divided among the senior members of ASMI’s finance team.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

For further information, please contact:

Investor contacts

Erik Kamerbeek

Tel:	+31 881 008 500
Mobile:	+31 653 492 120

Erik.kamerbeek@asm.com

Mary Jo Dieckhaus

Tel:	+1 212 986 2900

MaryJo.Dieckhaus@asm.com

Media contact

Ian Bickerton

Tel	+31 20 6855 955
Mobile	+31 625 018 512